UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.)

Knightsbridge Tankers Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G5299G106
(CUSIP Number)

Frontline 2012 Ltd. Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road, Hamilton HM 08 Bermuda +14412984348
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or  Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline 2012 Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*15,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*15,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

*15,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6%

14.	TYPE OF REPORTING PERSON

CO

*  Pursuant to the Acquisition Agreement (as further described in Item 4 below), Frontline 2012 Ltd. received from the Issuer 15,500,000 Common Shares as consideration for the Issuer's purchase from Frontline 2012 Ltd. of all of the shares of five single purpose companies.

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*18,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*18,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

*18,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.9%

14.	TYPE OF REPORTING PERSON

CO

*  Hemen Holding Limited is the largest shareholder in Frontline 2012 Ltd., holding approximately 45.5% of its issued and outstanding shares.  As such, in addition to the 3,100,000 Commons Shares Hemen Holding Limited received from the Issuer pursuant to the Subscription and Settlement Agreement (as described in Item 4 below), it may also be deemed to beneficially own the 15,500,000 Common Shares that Frontline 2012 Ltd. received as compensation pursuant to the Acquisition Agreement (as described in Item 4 below).

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*18,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*18,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

*18,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.9%

14.	TYPE OF REPORTING PERSON

CO

*  Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited.  As such, it may be deemed to beneficially own the 3,100,000 Commons Shares that Hemen Holding Limited received from the Issuer pursuant to the Subscription and Settlement Agreement (as described in Item 4 below) and the 15,500,000 Common Shares that Frontline 2012 Ltd. received as compensation pursuant to the Acquisition Agreement (as described in Item 4 below).

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*18,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*18,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

*18,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.9%

14.	TYPE OF REPORTING PERSON

CO

*  C.K. Limited is the trustee of various trusts established by John Fredriksen, who serves as a Director for Frontline 2012 Ltd., for the benefit of his immediate family members (the “Trusts”).  The Trusts are the direct owners of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited.  As such, C.K. Limited may be deemed to beneficially own the 3,100,000 Commons Shares that Hemen Holding Limited received from the Issuer pursuant to the Subscription and Settlement Agreement (as described in Item 4 below) and the 15,500,000 Common Shares that Frontline 2012 Ltd. received as compensation pursuant to the Acquisition Agreement (as described in Item 4 below).

CUSIP NO. G5299G106

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the Common Shares, par value $0.01 per share (the "Common Shares") of Knightsbridge Tankers Limited, a company incorporated in Bermuda (the "Issuer").  The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2.  Identity and Background

(a),(f)
The persons filing this statement are Frontline 2012 Ltd., a company incorporated in Bermuda ("Frontline"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), and C.K. Limited, a company incorporated in Cyprus ("C.K. Limited" and, together with Frontline, Hemen and Greenwich, the "Reporting Persons").

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Hemen is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

(b),(c)
The principal business of Frontline is acting as a ship owning and investment company.  The principal business of Hemen and Greenwich is acting as investment holding companies.  Hemen is the largest shareholder in Frontline, holding approximately 45.5% of Frontline's issued and outstanding shares.  Greenwich is the sole shareholder of Hemen.  The principal business of C.K. Limited is acting as trustee of various trusts established by John Fredriksen, who serves as a Director of Frontline 2012 Ltd., for the benefit of his immediate family members (the "Trusts").  The Trusts are the owners of Greenwich.  As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Hemen, Greenwich and C.K. Limited include the Common Shares reported as beneficially owned by Frontline 2012 Ltd.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below.  If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen	Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Seatankers Management Co. Ltd. P.O. Box 53562 CY3399, Limassol, Cyprus.  Mr. Fredriksen is also the President, a Director and Chairman of the Board of Seadrill Limited; Chairman, President, Chief Executive Officer and a Director of Frontline Ltd.; Chairman of the Board, President and a Director of Golar LNG Limited; and Chairman of the Board, President, Chief Executive Officer and a Director of Golden Ocean Group Limited.

Tor Olav Trøim	Director
Mr. Trøim is a citizen of Norway.  Mr. Trøim also serves as Vice President and a Director of Seadrill Limited; Chairman of the Board of Directors of Seadrill Partners LLC; and as a Director of Golar LNG Limited, Golar LNG Partners, Archer Limited, Golden Ocean Group Limited and Marine Harvest ASA.

Carl Erik Steen	Director	Mr. Steen is a citizen of Norway. Mr. Steen also serves as a Director of Seadrill Limited.

Cecile Fredriksen	Director	Ms. Fredriksen is a citizen of Norway. Her principal occupation is serving as a Director of Frontline.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom.  Ms. Blankenship also serves as a Director of Seadrill Limited, Seadrill Partners LLC, Golar LNG Partners, Golar LNG Limited, Archer Limited, Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Ltd.

Georgina E. Sousa	Director & Secretary	Ms. Sousa is a citizen of the United Kingdom. Her principal occupation is serving as Director and Secretary of Frontline.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Her principal occupation is serving as Assistant Secretary of Frontline.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Her principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's director is set forth below.  Hemen does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below.  Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below.  C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

(d),(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to the "Acquisition Agreement" (as further described in Item 4 below), Frontline received from the Issuer 15,500,000 Common Shares as consideration for the Issuer's purchase from Frontline of all of the shares of five single purpose companies.

Pursuant to the "Subscription and Settlement Agreement" (as further described in Item 4 below), Hemen received from the Issuer 3,100,000 Common Shares as consideration for the settlement of a credit.

Item 4.  Purpose of Transaction

On April 3, 2014, the Issuer and Frontline entered into an agreement (the "Acquisition Agreement") pursuant to which the Issuer purchased from Frontline all of the shares of five single purpose companies, each having a newbuilding Capesize bulk carrier in order for expected delivery in 2014.  As consideration for the purchase, on the April 23, 2014 closing date of the transaction, Frontline received from the Issuer 15,500,000 newly issued Common Shares at the subscription price of $10 per share (the "Consideration Shares").  Pursuant to the Acquisition Agreement, among other things, Frontline agreed that, without the prior written consent of the Issuer's board of directors, neither Frontline nor any of its affiliates shall for a period of one year from the date of the Acquisition Agreement: (a) pursue a transaction involving or that results in the acquisition of a majority of the issued and outstanding shares of, a merger with, a recapitalization of, or the acquisition of all or substantially all the assets of, the Issuer or a similar or related transaction with the Issuer or any of its subsidiaries; (b) act, alone or in concert with others, to seek control or influence the management, board of directors, shareholders, or policies of the Issuer; (c) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Issuer or any of its securities or assets; (d) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, in connection with any of the foregoing; or (e) advise, assist or encourage any other person in connection with the foregoing.

On April 3, 2014, an affiliate of the Issuer (the "Issuer Affiliate") and an affiliate of Hemen (the "Hemen Affiliate") entered into an agreement (the "Memorandum of Agreement") whereby the Issuer Affiliate acquired a Capesize bulk carrier built in 2013 from the Hemen Affiliate for the purchase price of $55,000,000, of which $24,000,000 is payable in cash on delivery of the bulk carrier.  To assist the Issuer Affiliate in financing the remaining $31,000,000 owed pursuant to the transaction (the "Seller's Credit"), the Issuer and the Issuer Affiliate entered into an agreement with Hemen and the Hemen Affiliate on April 3, 2014 (the "Subscription and Settlement Agreement"), pursuant to which the Hemen Affiliate transferred and assigned the Seller's Credit to Hemen and Hemen received from the Issuer on the April 23, 2014 closing date 3,100,000 newly issued Common Shares at the subscription price of $10 per share in full satisfaction of the Seller's Credit (the "Hemen Shares").

On April 3, 2014, the Issuer, Frontline and Hemen entered into an agreement (the "Registration Rights Agreement") whereby the Issuer agreed that it will, within a specified period in the future, prepare and file a shelf registration statement pursuant to Rule 415 of the U.S. Securities Act of 1944, as amended, to ensure that the Consideration Shares and the Hemen Shares will be registered with the U.S. Securities and Exchange Commission and thus freely tradable on the NASDAQ Stock Market.

On April 24, 2014, the Issuer and Frontline issued a press release (the "Press Release") announcing that they have agreed to combine Frontline's remaining fleet of 25 fuel efficient vessels with the Issuer.  The newbuilding vessels have expected deliveries between September 2014 and September 2016, with five vessels delivering in 2014, fourteen vessels in 2015 and six vessels in 2016.  Under the agreement in principle, the Issuer/Frontline exchange ratio will be 44%/56%, and the Issuer will issue 62,000,000 Common Shares to Frontline.  The closing is anticipated to be executed in two stages, with 31,000,000 Common Shares expected to be issued around September 15, 2014 and 31,000,000 around March 15, 2015.  Following the issuances, the Issuer will have 111,121,550 Common Shares outstanding, and it is anticipated that Frontline will directly own approximately 70% of the Common Shares and that Hemen will directly own approximately 3%.  The proposed transaction is subject to execution of definitive documentation, normal closing conditions and regulatory approvals.  The transaction will also be subject to consent from the Issuer's shareholders to increase the Issuer's authorized share capital.

The foregoing was a summary of certain of the material terms of the Acquisition Agreement, the Memorandum of Agreement, the Subscription and Settlement Agreement, the Registration Rights Agreement, and the Press Release.  The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of the Acquisition Agreement, the Memorandum of Agreement, the Subscription and Settlement Agreement, the Registration Rights Agreement, and the Press Release which have been filed as Exhibits B, C, D, E and F hereto, respectively, and are incorporated herein by reference.

Except as set forth above or such as would occur on the completion of any of the actions discussed above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Common Shares they may be deemed to beneficially own.

Item 5.  Interest in Securities of the Issuer

(a)-(d)
As of the date hereof, Frontline may be deemed to be the beneficial owner of 15,500,000 Common Shares, constituting 31.6% of the Common Shares, based upon 49,121,550 Common Shares outstanding.  Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 15,500,000 Common Shares.  Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 15,500,000 Common Shares.  The 15,500,000 Common Shares beneficially owned by Frontline were received from the Issuer as consideration pursuant to the Acquisition Agreement (as further discussed in Item 4 above), a privately-negotiated transaction..

As of the date hereof, Hemen may be deemed to be the beneficial owner of 18,600,000 Common Shares, constituting 37.9% of the Common Shares, based upon 49,121,550 Common Shares outstanding.  Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 18,600,000 Common Shares.  Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 18,600,000 Common Shares.  The 18,600,000 Common Shares beneficially owned by Hemen are beneficially owned pursuant to the Acquisition Agreement (as further described in Item 4 above) and the Subscription and Settlement Agreement (as further described in Item 4 above), each of which were privately-negotiated transactions.

As of the date hereof, Greenwich may be deemed to be the beneficial owner of 18,600,000 Common Shares, constituting 37.9% of the Common Shares, based upon 49,121,550 Common Shares outstanding.  Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 18,600,000 Common Shares.  Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 18,600,000 Common Shares.  The 18,600,000 Common Shares beneficially owned by Greenwich are beneficially owned pursuant to the Acquisition Agreement (as further described in Item 4 above) and the Subscription and Settlement Agreement (as further described in Item 4 above), each of which were privately-negotiated transactions.

As of the date hereof, C.K. Limited may be deemed to be the beneficial owner of 18,600,000 Common Shares, constituting 37.9% of the Common Shares, based upon 49,121,550 Common Shares outstanding.  C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 18,600,000 Common Shares.  C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 18,600,000 Common Shares.  The 18,600,000 Common Shares beneficially owned by C.K. Limited are beneficially owned pursuant to the Acquisition Agreement (as further described in Item 4 above) and the Subscription and Settlement Agreement (as further described in Item 4 above), each of which were privately-negotiated transactions.

Other than the transactions described in Item 4 above, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

Except for the Acquisition Agreement, the Registration Rights Agreement and the agreement set forth in the Press Release, Frontline does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Except for the Subscription and Settlement Agreement, the Registration Rights Agreement and the agreement set forth in the Press Release, Hemen does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Greenwich and C.K. Limited do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement

Exhibit B:  Form of Acquisition Agreement

Exhibit C:  Form of Memorandum of Agreement

Exhibit D:  Form of Subscription and Settlement Agreement

Exhibit E:  Form of Registration Rights Agreement

Exhibit F:  Copy of Press Release

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2014
(Date)

Frontline 2012 Ltd.

By: /s/ Georgina E. Sousa
Name: Georgina E. Sousa Title: Head of Corporate Administration
Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director

*  Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated May 5, 2014, relating to the Common Shares, par value $0.01 per share of Knightsbridge Tankers Limited shall be filed on behalf of the undersigned.

May 5, 2014
(Date)

Frontline 2012 Ltd.

By: /s/ Georgina E. Sousa
Name: Georgina E. Sousa Title: Head of Corporate Administration
Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director

Exhibit B

ACQUISITION AGREEMENT

This acquisition agreement (the "Agreement") is entered into on this 3rd day of April, 2014 between:

(1)	FRONTLINE 2012 LTD., a company incorporated in Bermuda and having its registered address at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("Frontline");

and

(2)	KNIGHTSBRIDGE TANKERS LIMITED a company incorporated in Bermuda and having its registered address at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("KTL""),

(hereinafter collectively referred to as the "Parties" and, each, as a "Party").

WHEREAS:

(A)	Frontline is the owner of all of the issued shares in Frontfleet IV Ltd. ("Frontfleet").

(B)
As at the date hereof, Frontfleet is the owner of all of the issued shares of 5 single purpose companies incorporated under the laws of the Republic of Liberia, the names, number of shares in issue and paid in share capital of which are set out in Schedule 1 hereto (the "Companies" and each a "Company").

(C)
The Companies are parties to individual shipbuilding contracts (the "Shipbuilding Contracts") as briefly described in Schedule 2. The Shipbuilding Contracts have been entered into with China Shipbuilding Trading Company Limited of the People's Republic of China ("CSTC") and Shanghai Waigaoqiao Shipbuilding Company Limited of the People's Republic of China ("SWS") (CSTC and SWS are hereinafter collectively referred to as the "Yard"). Pursuant to the Shipbuilding Contracts each Company will buy and take delivery of one 180,000 DWT Bulk Carrier identified by the hull no. set out in Schedule 2 (the "Newbuilds" and each a "Newbuild").

(D)	Each Company has paid pre-delivery instalments under the Shipbuilding Contract to which it is a party in the aggregate amount set out in Schedule 2 (the "Paid Instalments").

(E)
Modifications and extras agreed with the Yard beyond the specifications set forth in the Shipbuilding Contracts (the "Extra Items") at the cost set out in Schedule 2 (the "Extra Costs") are payable to the Yard together with the delivery instalment for each Newbuild.

(F)	The Companies have financed the Paid Instalments by intra-group loans from Frontline in the amounts, as of the date hereof, set out in Schedule 1 (the "Intra-Group Loans").

(G)	Each of the Companies has, prior to the payment of each Paid Instalment, received a refund guarantee in a matching amount (the "Refund Guarantees").

(H)
Frontfleet is party to a commission agreement in respect of each Shipbuilding Contract pursuant to which Frontfleet is entitled to receive a commission representing 1% of the contract price under the relevant Shipbuilding Contract from the relevant Yard, payable together with each instalment (the "Commission Agreements"). Commission payments have been received in respect of the Paid Instalments.

(I)
Pursuant to the terms of the Shipbuilding Contracts, Frontfleet has issued guarantees in favour of the Yard for the performance of each Company's pre-delivery payment obligations under the Shipbuilding Contract to which each such Company is a party (the "Performance Guarantees").

(J)
The Parties have agreed that KTL shall acquire all of the issued shares in the Companies (the "Shares") from Frontline following Frontline's acquisition thereof from Frontfleet, the conversion of the Intra-Group Loans to equity in the Companies and the contribution by Frontline of further equity capital in the amounts set forth in Schedule 1, in exchange for new shares in KTL.

(K)	Karpasia Shipping Inc., an affiliate of Frontline ("Karpasia"), is the owner of the capesize bulk carrier M/V "Bulk China", delivered from Orient Shipyard Co. in March 2013 ("Bulk China").

(L)
Karpasia has, on the date hereof, agreed the terms of a sale of Bulk China to KTL's wholly owned subsidiary, KTL Bromley Inc. ("Bromley"), such terms being set out in a memorandum of agreement of even date herewith (the "Bulk China MoA").

(M)
KTL has, in order to part finance the acquisition of Bulk China, offered Hemen Holding Ltd., Frontline's major shareholder ("Hemen"), the opportunity to subscribe for 3,100,000 new shares in KTL at a subscription price of USD 10 per share, an offer Hemen has accepted (the "Subscription").

(N)
Karpasia, Bromley, KTL and Hemen have, on the date hereof, agreed that Hemen shall acquire and assume Karpasia's claim for payment against Bromley under the Bulk China MoA and use such claim for payment to settle its obligation pursuant to the Subscription (the "Bulk China Settlement Agreement"), pursuant to the terms set forth therein.

(O)	The closing of the sale of Bulk China to Bromley (the “Bulk China Closing”) shall be conditioned on the consummation of the Closing (as defined herein) of this Agreement.

NOW THEREFORE, it is hereby agreed as follows:

1.	PREPARATORY STEPS

1.1	Frontline undertakes to acquire all of the Shares from Frontfleet and thus become the sole owner of the Shares.

1.2	Following closing of the transaction set forth in Clause 0, Frontline undertakes to convert the Intra-Group Loans to equity capital in the Companies.

1.3
Correspondingly with the conversion of the Intra-Group Loans to equity in the Companies, Frontline undertakes to contribute further amounts in cash to the equity capital of the Companies. The amount to be contributed to each Company is set out in Schedule 1 hereto.

2.	SALE OF THE SHARES

2.1	Frontline hereby agrees to sell and KTL hereby agrees to purchase the Shares.

2.2	The Shares shall be delivered and transferred by Frontline to KTL on the Closing Date (as defined below), free of encumbrances and otherwise in accordance with the terms of this Agreement.

3.	VALUATION - CONSIDERATION

3.1	Valuation

The Parties agree that the fair market value of each Newbuild at its delivery will be USD 61,000,000 and have thus agreed to use this in the valuation of the equity capital of each of the Companies.

The Parties further agree that the Companies shall be acquired based on having a net debt of no more than USD 30,000,000 per Company as of the Closing Date. Specifically, “net debt” shall reflect the amount by which each Company’s Remaining Capex (as defined and set forth in Schedule 2) exceeds the amount of cash held by such Company on the Closing Date.

3.2	Consideration

The Parties agree that the aggregate purchase price for the Shares shall be USD 155,000,000 (the "Consideration").

3.3	Settlement

3.3.1
The Consideration shall be settled by way of the issue of new shares in KTL by KTL to Frontline (the "Consideration Shares"). The subscription price for the Consideration Shares shall be USD 10.00 per share (the "Subscription Price").

The number of Consideration Shares to be subscribed shall be 15,500,000.

3.3.2
KTL hereby warrants to Frontline that it has sufficient unissued shares to issue the Consideration Shares to Frontline as set forth above, and that no approval is required from the shareholders of KTL for the issue of the same to Frontline.

4.	PERFORMANCE GUARANTEES

4.1	Frontline hereby procures that Frontfleet shall continue the Performance Guarantees until delivery of each Newbuild in accordance with the terms of the relevant Shipbuilding Contract.

Frontfleet shall receive no compensation for such continuation from KTL or the Companies.

4.2
KTL hereby irrevocably, absolutely and unconditionally agrees to indemnify and hold Frontfleet harmless, against any amount claimed by the Yard from Frontfleet under the Performance Guarantees as a consequence of a breach or default by any of the Companies under the Shipbuilding Contract to which it is a  party after the Closing Date.

5.	CONDITIONS PRECEDENT

5.1	Closing of the transaction envisaged by this Agreement (the "Closing") shall be conditional on the following:

(i)
KTL having received certified photocopies of the articles of incorporation, by-laws and all other corporate records (including any amendments thereto) and a secretary's certificate confirming the officers, the composition of the board, and the number of shares in issue for each Company and the recorded ownership thereof by Frontline;

(ii)
KTL having received a secretary's certificate in respect of each Company attaching certified photocopies of the documentation of Frontline’s acquisition of all of the Shares from Frontfleet, the conversion of the Intra-Group Loans to equity and the contribution of further equity capital to the Companies by Frontline, in each case as set out in Clause 0;

(iii)
KTL having received certified photocopies of each Shipbuilding Contract (which shall include specifications, the general arrangement drawing, mid-ship section drawing and maker's list), the Performance Guarantees, the Refund Guarantees and any and all amendments thereto and a list identifying the Extra Items in respect of each Newbuild;

(iv)	KTL having confirmed to the Seller that the documents received under (i) through (iii) are acceptable;

(v)	the Parties having agreed the standard terms of the Construction Supervision Agreements (as defined in Clause 0 below);

(vi)	the Parties and Hemen having agreed the terms of the Registration Rights Agreement (as defined in Clause 10.1 below);

(vii)
the receipt by KTL's board of directors of a written opinion from its financial advisor to the effect that the consideration paid by KTL to Frontline pursuant to this Agreement, and to Karpasia (and Hemen, as an assignee of Karpasia’s claim for payment against Bromley under the Bulk China MoA) in connection with the acquisition of Bulk China, is fair to KTL's shareholders from a financial point of view;

(viii)	the absence of pending or threatened material and adverse litigation against the Companies or the transactions described herein;

(ix)	the absence of any material adverse change in the business, operations, results of operations, customer or supplier relations, assets, liabilities or financial condition of the Companies or the Yard;

(x)
the receipt by KTL of a letter from Frontline Management (Bermuda) Ltd., substantially in the form attached hereto as Exhibit A, confirming that no commission will be claimed under its management agreement with KTL as a consequence of the transaction described herein and the purchase by Bromley of Bulk China;

(xi)	all warranties of the Parties set out herein being true and accurate and all covenants of the Parties having been performed, in all material respects, as of the Closing Date;

(xii)	the Bulk China MoA and the Bulk China Settlement Agreement having been executed by the parties thereto as of the date hereof;

(xiii)	KTL having carried out all steps required under applicable laws and regulations for the issue of the Consideration Shares; and

(xiv)	all third party consents and corporate approvals relevant to the execution and completion of this Agreement and the issue of the Consideration Shares having been obtained by the Parties.

5.2
The Parties undertake, to the best of their abilities, to do all things that may be necessary, proper or advisable in order to consummate and give effect as promptly as practicable to the steps required to facilitate Closing in the period from the date hereof until the Closing Date (as defined below).

6.	CLOSING

6.1
Closing shall take place without a physical meeting (but co-ordinated from the offices of Wiersholm in Oslo, Norway) on the date 2 banking days (in Oslo and New York) after the date all the conditions set forth in Clause 0 have been satisfied or waived) (the "Closing Date").

6.2	The following steps shall take place in order to complete the Closing:

(i)	the Parties shall confirm that all conditions precedent referred to in Clause 0 have been complied with or waived;

(ii)	Frontline shall deliver the certificates evidencing ownership of the Shares in the Companies to KTL, duly endorsed for transfer;

(iii)	KTL shall issue the Consideration Shares to Frontline as fully paid shares;

(iv)	Mr. Ola Lorentzon shall be appointed a director in each of the Companies; and

(v)	the Registration Rights Agreement (as defined in Clause 10.1 below) shall be executed by the Parties and Hemen.

7.	WARRANTIES

7.1	Frontline hereby warrants to KTL as of the date hereof and as of the Closing Date that:

(i)	as of the Closing Date, Frontline is the sole, beneficial and registered owner of the Shares;

(ii)
the execution and delivery or performance of this Agreement and any other document to be executed in connection with this Agreement will not (a) conflict with or breach any provision of the organizational documents of any of the Companies, (b) constitute a default under any agreement by which the Companies are bound or entitle any party to any such agreement to terminate or modify the agreement or (c) cause any Company to be required to make any payment which it would not otherwise have been required to make;

(iii)
the Shares, which are described in Schedule 1, represent all of the authorised capital stock of the Companies, and are duly authorised, validly issued, fully paid and non-assessable, and there are no other rights, agreements or commitments relating to the Shares or any other securities issued by the Companies;

(iv)	the Shares will be transferred to KTL free of encumbrances;

(v)	each Company is duly organised, validly existing and in good standing under the laws of Liberia;

(vi)	the Companies have no liabilities or obligations, whether reflected in their balance sheets or not, other than those arising from the Shipbuilding Contracts (including the Remaining Capex);

(vii)
the Companies have no assets, whether reflected in their balance sheets or not, other than their rights under the Shipbuilding Contracts (including the Paid Instalments), the Refund Guarantees and cash on deposit;

(viii)	as a consequence of (iii) and (iv), the net debt of each Company as of the Closing Date is USD 30,000,000 or less;

(ix)
each Company has good and valid title to its Shipbuilding Contract, free and clear of any encumbrances and has performed all its obligations thereunder as have been required to be performed by it to date;

(x)	no Company is in default under its Shipbuilding Contract;

(xi)	to the best of its knowledge, all parties to the Shipbuilding Contracts and the Refund Guarantees are in compliance with the terms thereof;

(xii)
each Shipbuilding Contract and Refund Guarantee is in full force and effect and is enforceable against the parties thereto in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles;

(xiii)	no consent or other action is required in order for the Shipbuilding Contracts and Refund Guarantees to remain in full force and effect after Closing;

(xiv)	certified photocopies of each Shipbuilding Contract and Refund Guarantee (including any amendments thereto) have been delivered to KTL;

(xv)	there have been no amendments to the Shipbuilding Contracts that has not been accepted by the provider of the Refund Guarantees;

(xvi)
the Paid Instalments have been paid in full and the Refund Guarantees securing the repayment thereof were received in advance of payment thereof in the form agreed in the relevant Shipbuilding Contract;

(xvii)	there is no accrued right of a provider of a Refund Guarantee to terminate such Refund Guarantee;

(xviii)	set forth on Schedule 3 hereto is a list of the Extra Items relevant to each Newbuild;

(xix)	no power of attorney or similar authorization given by a Company presently is in effect or outstanding;

(xx)
there are no legal proceedings or orders pending, or to the best of Frontline's knowledge, threatened, against any Company or relating to any Company’s properties or assets, or which questions the validity of or seeks to prohibit the Agreement or the transaction contemplated hereby;

(xxi)
no Company, nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of such Company, has: (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (c) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician or government employee;

(xxii)
a list of all bank accounts, savings deposits, money-market accounts, certificates of deposit, safety deposit boxes, and similar investment accounts with banks or other financial institutions maintained by or on behalf of each Company showing the depository bank or institution address, appropriate bank contact personnel, account number and names of signatories has been delivered to KTL;

(xxiii)	each Company is in compliance, and is now complying, in all material respects with all applicable laws (including environmental laws) applicable to it or its business, properties or assets;

(xxiv)
no tax returns are, or have ever been, required to be filed by, or with respect to, any Company, and the Companies do not have and will not have any tax liability for any time at or prior to the Closing; and

(xxv)	neither Frontline nor any company or entity affiliated to it has or will, subsequent to Closing, have any claim against any of the Companies.

7.2
KTL acknowledges and accepts that Frontline makes no warranties regarding the technical specifications or suitability for use of the Newbuilds or the quality of workmanship of the Yard and its suppliers in respect of the Newbuilds.

7.3	Each Party hereby warrants to the other as of the date hereof and as of the Closing Date that:

(i)	it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed;

(ii)	it has the full right, power and authority to enter into this Agreement and to perform its obligations hereunder;

(iii)
this Agreement has been duly authorised, executed and delivered by it and constitutes the valid and binding obligations of such Party, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles;

(iv)
the execution, delivery and performance by such Party of this Agreement does not and will not, violate any law, breach its organizational documents or any agreement to which it is a party, or result in any lien on its assets;

(v)
all consents, approvals or authorisations of or registrations, filings or declarations with any governmental authority or any other person required in connection with the execution, delivery and performance by such Party of this Agreement have been obtained;

(vi)
there are no legal proceedings or orders pending, or to the best of such Party’s knowledge, threatened against such Party or relating to any of its properties or assets which questions the validity of or seeks to prohibit the Agreement or the transaction contemplated hereby;

(vii)
neither such Party nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of such Party has: (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (c) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician or government employee; and

(viii)
no broker or finder has acted for such Party in connection with this Agreement or the transactions contemplated hereby and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of such Party.

8.	COMPENSATION, CONDUCT OF CLAIMS AND LIMITATIONS

8.1	Compensation for breach

Frontline shall compensate KTL for any loss, on a USD for USD basis, which KTL or any Company suffers or incurs as a result of any breach of any of Frontline's warranties under this Agreement, including any loss arising from any reduction of the value of the Shares. Frontline's obligation to compensate KTL for any such breach shall not be conditional upon any negligence on the part of Frontline nor upon the breach falling within Frontline's control.

8.2	Mitigation of losses

KTL shall use commercially reasonable efforts to mitigate any loss and to cause each Company to mitigate any loss.

8.3	Exclusion of losses

Frontline is not liable to KTL under Clause 0 for any loss:

(i)	to the extent it arises solely as a result of an intentional act of or omission by KTL after Closing;

(ii)
to the extent the loss occurs solely as a result of any legislation not in force at the date hereof or any change of law which comes into force after the date hereof and (in each case) which could not reasonably have been foreseen at the date hereof; or

(iii)
which is contingent unless and until the contingent liability becomes an unconditional liability, provided that this shall not be interpreted so as to prevent KTL from meeting the time limitations set out in Clause 0 by notifying Frontline of a potential claim relating to any contingent liability.

8.4	Time limitations

Frontline shall have no liability for any loss arising from a breach of any of Frontline's warranties under this Agreement unless KTL has notified Frontline of the claim on or before the date falling twelve months after Closing.

Notwithstanding the preceding paragraph, the notice of a claim based on a breach of Frontline's warranty in Clauses 0 0 through 0 0, 0 0 (solely in respect of each Company having good and valid title to its Shipbuilding Contract, free and clear of any encumbrances), 0 0, 0 0 through 0, and 0 0 may be made at any time after Closing.

8.5	Recovery from third parties

If payment is made by Frontline to KTL under this Clause 0, and KTL or any Company recovers from a third party (including under a policy of insurance) an amount that is referable to the loss for which Frontline has paid compensation, KTL shall repay or procure the payment to Frontline of the amount recovered from the third party less the expenses incurred by KTL in connection with the recovery.

8.6	No limitations for fraud etc.

The limitations of Frontline's liabilities set out herein do not apply in the event of intentional misrepresentation, fraud or gross negligence on the part of Frontline.

8.7	No other remedies for breach of Frontline's warranties

Save as provided otherwise in this Agreement, the remedies provided for in this Clause 0 shall exclude any other claim for damages, reduction of the Consideration or any other remedy against Frontline which could otherwise be available by applicable law for any breach of any of Frontline's warranties. For the avoidance of doubt, nothing in this Clause 0 shall limit KTL's Rescindment Rights as defined in Clause 0.

8.8	Breach of KTL's warranties

KTL shall compensate Frontline for any losses which Frontline suffers or incurs as a result of any breach of any of KTL's warranties under this Agreement. The limitations on Frontline's liability in this clause shall apply correspondingly in relation to KTL's liability for any breach of any of its warranties under this Agreement.

8.9	Breach of obligations and other undertakings

Save as provided otherwise in this Agreement, if a Party breaches any of its obligations, representations, covenants or undertakings under this Agreement, the other Party may pursue such remedies as are available under applicable law.

9.	SUBSEQUENT ACTIONS

9.1	Frontline undertakes without delay following the Closing to:

(i)	deliver all original corporate documents relevant to the Companies to KTL;

(ii)	deliver the original Shipbuilding Contracts (together with all/any addenda thereto and any material correspondence with the Yard) to KTL; and

(iii)	deliver the Refund Guarantees to KTL as the same have been received by authenticated SWIFT messages via the Companies' bank.

9.2
As soon as reasonably practicable following the Closing, KTL undertakes to change the name of those of the Companies that are using the prefix "Front" so as to no longer use this and procure that the Companies shall assign new names, not using the prefix "Front", to the Newbuilds.

10.	REGISTRATION RIGHTS

10.1
The Parties and Karpasia shall, prior to the Closing Date, enter into a registration rights agreement substantially in the form attached hereto as Exhibit B (the "Registration Rights Agreement") in respect of the Consideration Shares and the shares to be subscribed for in KTL by Hemen (the "Hemen Shares") pursuant to the Bulk China Settlement Agreement, ensuring that the Consideration Shares and the Hemen Shares, at Frontline's request following the later of the Closing of this Agreement and the Bulk China Closing, will be registered with the SEC and thus freely tradable on NASDAQ along with KTL's issued shares.

10.2
Frontline acknowledges that the Consideration Shares, at Closing, will not be registered under the Securities Act of 1933, as amended, or any other United States state securities laws, and that the Consideration Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended and any applicable United States state securities laws, or pursuant to an applicable exemption therefrom.

11.	COMMISSION AGREEMENTS

11.1	The Parties agree that the benefit of the Commission Agreements shall remain with Frontfleet following Closing.

11.2
Further, the Parties agree that all commissions, rebates or refunds due to the Companies from suppliers to the Yard or suppliers of Extra Items accrued prior to the date on which Frontline contributes further equity to the Companies as per Clause 0 shall be for the account of Frontline.

Specifically, such claims shall be collected by Frontline Management (Bermuda) Ltd. on behalf of the Companies pursuant to the Construction Supervision Agreements and transferred directly to Frontline.

12.	CONSTRUCTION SUPERVISION

12.1
Frontline hereby procures that Frontline Management (Bermuda) Ltd., Singapore Branch, will continue to supervise the construction of the Newbuilds after the Closing on terms to be documented in a written agreement with each Company (the "Construction Supervision Agreement") to be entered into following Closing.

13.	BUSINESS AS USUAL

13.1
Frontline undertakes to support the Companies in the ordinary course in the period from the date hereof until the Closing Date and to keep KTL reasonably informed of any and all material decisions taken in respect thereof.

In particular, Frontline procures that:

(i)	the Companies shall not amend, terminate, rescind or waive any rights or benefits under any of the Shipbuilding Contracts or Refund Guarantees or enter into any other contract or commitment;

(ii)	the Companies shall not incur any new liabilities or acquire any assets or properties (including ordering any extra items pursuant to any Shipbuilding Contract);

(iii)	the Companies shall not institute or settle any litigation;

(iv)	the Companies shall not split, combine or reclassify the Shares or redeem or otherwise acquire any Shares;

(v)	neither Frontline nor any of the Companies shall issue, sell or encumber the Shares or any other capital stock of the Companies;

(vi)	the Companies shall not license, lease, assign, sell, transfer or otherwise dispose of any of their respective assets;

(vii)	the Companies shall not mortgage, grant a security interest in, pledge or otherwise subject any of its assets to an encumbrance;

(viii)	the Companies shall not amend their organisational documents;

(ix)	any instalment payable under the Shipbuilding Contracts shall be paid on the due date for payment thereof;

(x)
Frontline shall immediately notify KTL in writing upon the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any warranty of Frontline contained in this Agreement to be untrue or inaccurate in any material respect, or (b) any failure of Frontline to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; and

(xi)
Frontline shall immediately notify KTL in writing of all other material developments affecting the assets, liabilities, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of the Companies;

during the period from the date hereof until Closing.

14.	TERMINATION - REVERSAL

14.1	Each of the Parties may terminate this Agreement by written notice to the other Party if:

(i)	the other Party is in material breach of its obligations and has not rectified such breach with 10 days of receipt of notice of such breach; or

(ii)
if the Closing has not taken place by 30 April 2014, provided, however, that a Party shall not be entitled to terminate this Agreement pursuant to this Clause 14.1(ii) if its intentional breach of this Agreement has prevented the satisfaction of a condition to Closing.

14.2
If any Company, following the Closing, becomes entitled to cancel its Shipbuilding Contract (whether due to a delay in the delivery of the Newbuild thereunder or otherwise) (a “Cancellation Event”), or such Shipbuilding Contract is determined to be invalid, void or unenforceable by such Company (an “Unenforceability Event”), KTL shall have the right (a “Rescindment Right”) to reverse the acquisition of those of the Shares that represent the shares in such Company purchased hereunder (the “Rescindment Shares”).

Such Rescindment Right is conditional on KTL's compliance with the following conditions:

(i)
KTL shall give written notice to Frontline (the “Rescindment Notice”) of its decision to exercise its Rescindment Right no later than 10 days following the date KTL is notified of the Cancellation Event or Unenforceability Event, as the case may be, such Rescindment Notice to include a description of the basis for the Cancellation Event or Unenforceability Event;

(ii)
no material amendment, waiver or variations having been made to or pursuant to the relevant Shipbuilding Contract during the period from the Closing Date until the date of such Rescindment Notice other than as approved by Frontline;

(iii)	such Company having complied with all of its obligations under the relevant Shipbuilding Contract from the Closing Date until the date of such Rescindment Notice;

(iv)
no assets or commitments (other than those associated with the relevant Shipbuilding Contract) having been acquired or undertaken by the relevant Company from the Closing Date until the date of such Rescindment Notice;

(v)
no funds having been withdrawn from (whether as a dividend or otherwise) such Company (other than for the purpose of meeting its obligations under the relevant Shipbuilding Contract) during the period from the Closing Date until the date of such Rescindment Notice; and

(vi)	no changes having been made to the amount or structure of the equity capital of such Company from the Closing Date until the date of such Rescindment Notice.

Subject to such conditions being met on the date of such Rescindment Notice, on the date 5 banking days (in Oslo and New York) thereafter (the "Settlement Date"), Frontline shall purchase and KTL shall sell back, on the Settlement Date, such Rescindment Shares in consideration for a purchase price equal to the sum of (a) USD 31,000,000 plus (b) the aggregate amount of any dividends paid by KTL from the Closing Date until the Settlement Date on the Consideration Shares issued hereunder in consideration for such Rescindment Shares  (the “Rescindment Dividends”).

Frontline shall pay the consideration for such Rescindment Shares in cash solely with respect to the portion of the purchase price thereof attributed to the Rescindment Dividends, and the remaining portion of such purchase price (i.e., USD 31,000,000) shall be paid in the form of the surrender by Frontline to KTL of 3,100,000 shares of KTL, credited at the rate of USD 10.00 per share.

14.3
KTL shall, in the event KTL, prior to exercising its Rescindment Right in respect of a Company, has received compensation from Frontline for any loss associated with the Company to which the Rescindment Right pertains pursuant to Clause 0, repay such amount with interest at 4% p.a. to Frontline.

Further, if KTL exercises its Rescindment Right, no further claims, whether pursuant to Clause 0 or otherwise, can be made by KTL in respect of the Shares to which such rescindment is completed.

14.4
Notwithstanding the foregoing, if Frontline defaults on any of its obligations set forth in Clause 14.2, KTL may enforce any other rights or remedies that it may have pursuant to this Agreement or under applicable law.

15.	STANDSTILL

15.1
Without the prior written consent of KTL's board of directors, neither Frontline nor any of its affiliates shall for a period of one year from the date of this Agreement: (a) pursue a transaction involving or that results in the acquisition of a majority of the issued and outstanding shares of, a merger with, a recapitalisation of, or the acquisition of all or substantially all the assets of, KTL or a similar or related transaction with KTL or any subsidiary thereof; (b) act, alone or in concert with others, to seek to control or influence the management, board of directors, shareholders, or policies of KTL; (c) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving KTL or any of its securities or assets; (d) form, join or in any way participate in a "group" as defined in Section 13 (d) (3) of the US Securities Exchange Act of 1934, as amended, in connection with any of the foregoing; or (e) advise, assist or encourage any other person in connection with the foregoing.

16.	MISCELLANEOUS

16.1
All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, by facsimile, by courier guaranteeing overnight delivery or by first-class mail, return receipt requested, and shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by facsimile, (iii) one (1) Business Day after being deposited with such courier, if made by overnight courier or (iv) on the date indicated on the notice of receipt, if made by first-class mail, to the parties as follows:

if to KTL, to:	Knightsbridge Tankers Limited Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08 Bermuda Attn: Georgina Sousa

with copies to:

Ola Lorentzon Floragatan 20 SE-11431 Stockholm Sweden

and

Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 Attention: Gary Wolfe, Esq. Facsimile: 212-480-8421

and

if to Frontline, to:	Frontline 2012 Limited c/o Frontline Management AS P.O.Box 1327 – Vika N-0112 Oslo Norway Attention: Inger M. Klemp Facsimile: +47 23 11 40 40

or to such other address as such person may have furnished to the other persons identified in this Clause 16.1 in writing in accordance herewith.

16.2
Frontline hereby irrevocably waives, effective on the Closing Date, all claims or causes of action that it has or may have against the Companies, whether such claims or causes of action accrue prior to or after the Closing.

16.3	The representations, obligations, undertakings and covenants of each of the Parties under this Agreement shall survive the Closing indefinitely.

16.4
The representations, warranties, obligations, undertakings and covenants of Frontline in this Agreement, and KTL's right to make a claim for damages or other remedies with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of KTL or its representatives, or by reason of the fact that KTL or any of its representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, or by reason of KTL's waiver of any condition based on the accuracy of any such representation or warranty or compliance with any such obligation, undertaking or covenant.

16.5	Section 20 of the Sale of Goods Act of 13 May 1988 no. 27 (Norwegian: "Kjøpsloven") shall not apply to this Agreement.

16.6
Except as otherwise required by applicable law or by the rules of any stock exchange, neither Party will issue a press release or otherwise make any public statement with respect to this Agreement, the Bulk China MoA, the Bulk China Settlement Agreement, or the transactions contemplated hereby or thereby, without the prior written consent of the other Party, which consent shall not be unreasonably withheld.

16.7	Each Party shall bear and pay its own costs and expenses in connection with the preparation and execution of this Agreement.

16.8
No omission by any Party to exercise or delay in exercising any right, power or remedy provided by law or under this Agreement shall, unless otherwise stated herein, constitute a waiver of such right, power or remedy or any other right, power or remedy or impair such right, power or remedy. No single or partial exercise of any such right, power of remedy shall, unless otherwise stated herein, preclude or impair any other or further exercise thereof or the exercise of any other right, power or remedy provided by law or under this Agreement. All rights and remedies existing under this Agreement are, unless otherwise stated herein, cumulative to, and not exclusive of, any rights or remedies otherwise available.

16.9	No waiver of, or variation or amendment to, this Agreement shall be of any effect unless it is agreed in writing and signed by or on behalf of the Parties.

16.10
Except as otherwise expressly provided in this Agreement, no Party may without the prior written consent of the other Parties assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

16.11
From and after the Closing, upon the request of a Party, the other Party will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

16.12
Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.  The use in this Agreement of the term “including” means “including without limitation”.  All references to monetary amounts are to the currency of the United States.

16.13
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

16.14
This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both oral and written, of the Parties in connection herewith.

17.	GOVERNING LAW AND DISPUTE RESOLUTION

17.1	This Agreement shall be governed by and construed in accordance with Norwegian law.

17.2	Any dispute arising out of or in connection with this Agreement shall be settled by arbitration in Oslo, Norway in accordance with the provisions of the Norwegian Arbitration Act 2004.

For and on behalf of FRONTLINE 2012 LTD. __________________________	For and on behalf of KNIGHTSBRIDGE TANKERS LIMITED __________________________

SCHEDULE 1

THE COMPANIES/INSTALMENTS

Company Name	Shares in Issue	Paid in Share Capital	Intra-Group Loans	Additional Equity to be Contributed
PALILA INC.	500	Nil	USD 9,634,279	USD 7,525,634
PARULA INC.	500	Nil	USD 7,166,541	USD 9,833,134
PETREL INC.	500	Nil	USD 7,085,729	USD 9,833,134
PIPER INC.	500	Nil	USD 7,059,055	USD 9,833,134
FRONT SINGAPORE INC.	500	Nil	USD 10,670,621	USD 6,386,284

SCHEDULE 2

THE SHIPBUILDING CONTRACTS

Company	Hull No.	Assigned Name	Date of Shipbuilding Contract	Agreed Delivery Date	Contract Price	Paid Instalments	Remaining Instalments	Agreed Extra Costs	Remaining Capex
Palila Inc.	H1265	"FRONT SEATTLE"	17 December 2012	30 April 2014	USD 46,150,000	USD 9,230,000	USD 36,920,000	USD 605,634	USD 37,525,634
Parula Inc.	H1266	"FRONT SAPPORO"	17 December 2012	June 2014	USD 46,150,000	USD 6,922,500	USD 39,227,500	USD 605,634	USD 39,833,134
Petrel Inc.	H1267	"FRONT SYDNEY"	17 December 2012	August 2014	USD 46,150,000	USD 6,922,500	USD 39,227,500	USD 605,634	USD 39,833,134
Piper Inc.	H1268	"FRONT SALVADOR"	17 December 2012	September 2014	USD 46,150,000	USD 6,922,500	USD 39,227,500	USD 605,634	USD 39,833,134
Front Singapore Inc.	H1282	"FRONT SINGAPORE"	19 January 2013	April 2014	USD 46,150,000	USD 10,383,750	USD 35,766,250	USD 620,034	USD 36,386,284

SCHEDULE 3

EXTRA ITEMS

Extra Cost/Credit up of H1265/66/67/68 and H 1282 (until 13th March 2014)

No	Item		Status	H1265	H1282	H1266	H1267	H1268
1	Both FO hose handling/Suez davits ( P&S sides) change the two 4T hose davits into two 0.95T davits		Owner confirmed on April. 23th,2013	-36,900.00	-36,900.00	-36,900.00	-36,900.00	-36,900.00
2	The total cost difference between buyer's preferred makers and builder's preferred makers		Owner confirmed on May. 22nd,2013	325,614.00	325,614.00	325,614.00	325,614.00	325,614.00
	Shinko	35,000
	Sperre	6,500
	Alfa-laval FWG	4,000
	Alfa-laval OWS	10,000
	APV	4,112
	Steering Gear Yoowon	5,500
	Main and Emergency switchboards, charging and discharging panel + distribution box with separate starters	18,600	325,614.00
	ER Monitoring & Alarm System	7,600
	JRC	20,200
	Paints (excluding shop primer) IP	214,102
3	Modification for Genset EGE – Multi inlet -Kangrim		Owner confirmed on May. 22nd,2013	34,000.00	34,000.00	34,000.00	34,000.00	34,000.00
4	The modification for CO2 system		Owner confirmed on August. 17th,2013	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00
5	The modification for add puredry equipment		Owner confirmed on November. 5th,2013	232,150.00	232,150.00	232,150.00	232,150.00	232,150.00
6	The changing of Stern Tube seal material		Owner confirmed on November. 5th,2013	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00
7	The modification of the switch between two GPS units		Owner confirmed on November. 6th,2013	2,500.00	2,500.00	2,500.00	2,500.00	2,500.00
8	Installation of shaft power meter		Owner confirmed on November. 18th,2013	35,770.00	35,770.00	35,770.00	35,770.00	35,770.00
9	The modification of VDR		January. 22nd 2014	x	x	x	x	14,400.00

	TOTAL			605,634.00	605,634.00	605,634.00	605,634.00	620,034.00

EXHIBIT A

COMMISSIONS WAIVER LETTER

Attached.

EXHIBIT B

REGISTRATION RIGHTS AGREEMENT

Attached.

Exhibit C

Norwegian Shipbrokers’ Association’s Memo-
randum of Agreement for sale and purchase of
ships. Adopted by The Baltic and International
Maritime Council (BIMCO) in 1956.
Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

MEMORANDUM OF AGREEMENT

Dated: 3rd April, 2014

Karpasia Shipping Inc., a corporation existing under the laws of the Republic of Liberia, having its registered office at 80 Broad Street, Monrovia, the Republic of Liberia, hereinafter called the Sellers, have agreed to sell,

and

KTL Bromley Inc., a corporation existing under the laws of the Republic of Liberia, having its registered office at 80 Broad Street, Monrovia, the Republic of Liberia, hereinafter called the Buyers, have agreed to buy

Name: "Bulk China"
Classification Society/Class: DNV ● GL
Built: 2013	By: Orient Shipyard Co., Ltd., The Republic of Korea
Flag: Hong Kong	Place of Registration: Hong Kong
Call Sign: VRLU6	Grt/Nrt: 94,523/59,308
IMO NO.: 9483138

hereinafter called the Vessel, on the following terms and conditions:

Definitions

“Banking Days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1, Hong Kong and in the place of closing stipulated in Clause 8.

“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

“Classification Society” or “Class” means the Society referred to in line 7.

"KTL" means Knightsbridge Tankers Limited, the holding company of the Buyers.

1. Purchase Price

USD 55,000,000.00 (United Stated Dollars Fifty Five Million only).

2. Deposit.

3. Payment

3.1 Cash consideration

USD 24,000,000.00 (United States Dollars Twenty Four Million only) (the "Cash Payment") of the said Purchase Price shall be paid to such account as nominated by the Sellers on delivery of the Vessel against the Protocol of Delivery and Acceptance duly signed by the Buyers and the Sellers provided delivery documents are in all respects ready for delivery, but not later than 3 Banking Days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.

3.2 Non-cash payment

The remainder of the said Purchase Price, in the amount of USD 31,000,000. (United States Dollars Thirty One Million only) shall with effect from the delivery date of the Vessel to the Buyers in accordance with the terms of this Agreement be paid by the Sellers granting the Buyers a seller's credit ("Seller's Credit"), the Seller's Credit to be repaid pursuant to the terms and conditions of a subscription and settlement agreement dated the date hereof between, inter alia, the Sellers and the Buyers, such agreement to be substantially in the same form as set out in Schedule 1 hereto.

4. Inspections

a)*
The Sellers hereby warrant and confirm to the Buyers that to the best of the Sellers' knowledge the Vessel is free from any defects which would affect the Vessels' Class and that she is generally in a good condition, fair wear and tear excepted.

b)*

*	4 a) and 4 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4 a) to apply.

5. Notices, time and place of delivery

a)
The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with 10 and 5 days approximate and 3, 2 and 1 days' definite notice of the estimated time of arrival at the intended place of delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery; provided, however, that in no event shall Notice of Readiness be given prior to the consummation of the transactions contemplated by the Acquisition Agreement (the “Acquisition Agreement”), dated 3 April 2014, between Frontline 2012 Ltd., a Bermuda company, and KTL. For the avoidance of doubt, the Vessel will not be delivered to the Buyers, and the Purchase Price shall not be paid to the Sellers, prior to the consummation of the transactions contemplated by the Acquisition Agreement.

b)	The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage in Abu Dhabi in the Seller's option.

Expected time of delivery: 3 - 20 April 2014

Date of cancelling (see Clauses 5 (c), 6 (b) (iii) and 14): 15 May 2014

c)
If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 73.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)	Should the Vessel become an actual, constructive or compromised total loss before delivery this Agreement shall be null and void.

6. Drydocking/Divers Inspection

b)**
(i) The Vessel is to be delivered without drydocking. The Sellers shall give the Buyers five (5) days notice of the intended place where the Vessel will be available for underwater inspection. The Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery Port or other place mutually agreed to by the Buyers and the Sellers.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society’s attendance.

(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.

c) If the Vessel is drydocked pursuant to Clause 6 b) above

(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.

(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.

(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

(iv) the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

7. Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on Shore or on order. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Subject to not being included in the list of excluded items referred to in the sub-section below, the radio installation and navigational equipment and all nautical, wireless, radio navigation, computer equipment, printers, software programs (excluding leased equipment), etc., shall be included in the sale without extra payment. Unused stores and provisions shall be included in the sale and taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s, Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire): Gas bottles and internet equipment system.

The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay the Sellers' actual purchase price (net of discounts and excluding barging expenses), supported by invoices or vouchers, for the quantities taken over .Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8. Documentation

The place of closing: Hong Kong

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, which shall be listed in an addendum to this Agreement.

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all Plans, books, manuals, instruction books, etc., relating to the Vessel and its equipment whether or not on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.

9. Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10. Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.

11. Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted. However, the Vessel shall be delivered with her class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates, international certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended for at least six months from the date the Vessel is delivered to the Buyers under this Agreement without condition/recommendation* by Class or the relevant authorities at the time of delivery and all continuous surveys/cycles to be up to date and valid. “Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12. Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13. Buyers’ default

Should the Cash Payment not be made in accordance with Clause 3.1, the Sellers have the right to cancel this Agreement and be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14. Sellers’ default

Should the Sellers fail (or not be permitted) to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 73 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 73 and new Notice of Readiness given, the Buyers shall retain their option to cancel. Should the Sellers fail to give Notice of Readiness by the date stipulated in line 73 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15. Buyers’ representatives

16. Arbitration

a)*
This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

17. Notwithstanding anything herein to the contrary, should the Acquisition Agreement be terminated, this Agreement shall be null and void and neither party shall have a claim against the other.

For and on behalf of the Sellers By: ______________________________ Name: Erling Lind as per special authority	For and on behalf of the Buyers By: ______________________________ Name:

Exhibit D

SUBSCRIPTION AND SETTLEMENT

AGREEMENT

This subscription and settlement agreement (the "Agreement") is entered into on this 3rd day of April, 2014 by and between:-

(1)	KNIGHTSBRIDGE TANKERS LIMITED, a company incorporated in Bermuda and having its registered address at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08 Bermuda ("KTL");

(2)	KTL BROMLEY INC., a company incorporated in Liberia and having its registered address at 80 Broad Street, Monrovia, Liberia ("Bromley");

(3)	KARPASIA SHIPPING INC., a company incorporated in Liberia and having its registered address at 80 Broad Street, Monrovia, Liberia ("Karpasia");

and

(4)	HEMEN HOLDING LTD., a company incorporated in Cyprus and having its registered address at Office 740 B, 7th Floor, Iris House, John Kennedy Street, CY-4103 Limassol, Cyprus ("Hemen");

(hereinafter collectively referred to as the "Parties" and, individually, as a "Party").

WHEREAS:-

(A)	KTL is a public limited company whose shares are listed on the NASDAQ electronic stock exchange.

(B)	Bromley is a wholly owned subsidiary of KTL.

(C)
KTL has, on the date hereof, entered into an acquisition agreement with Frontline 2012 Ltd. ("Frontline") setting forth the terms pursuant to which KTL will purchase all of the shares in 5 single purpose companies, each having a capesize bulk carrier in order for delivery in 2014, from Frontline (the "Acquisition Agreement").

(D)
The consideration due to Frontline pursuant to the Acquisition Agreement is 15,500,000 new shares in KTL to be subscribed for by Frontline at a subscription price of USD 10 per share and issued at the date the transaction described in the Acquisition Agreement closes.

(E)	Hemen is the largest shareholder in Frontline, holding approx. 45.5% of Frontline's issued shares.

(F)	Karpasia is an affiliate of Hemen and the owner of the capesize bulk carrier "Bulk China" ("Bulk China").

(G)
Karpasia and Bromley have, on the date hereof, entered into a memorandum of agreement (the "MoA") setting forth the terms and conditions pursuant to which Bromley shall acquire Bulk China against a purchase price of USD 55,000,000 to be settled by way of a cash payment of USD 24,000,000 payable on delivery of Bulk China to Bromley and a seller's credit of USD 31,000,000 (the "Seller's Credit").

(H)
KTL has, in order to assist Bromley in the financing of the Seller's Credit, offered Hemen to subscribe for 3,100,000 new shares in KTL at a subscription price of USD 10 per share (the "New Shares"), such shares, subject to the terms and conditions of this Agreement, to be issued on the date that Bulk China is delivered to, and accepted by, Bromley pursuant to the terms of the  MoA (the "Delivery Date").

(I)
Hemen has accepted KTL's offer as referred to in Recital (H) subject to Bromley consenting to (i) the assignment of the Seller's Credit from Karpasia to Hemen and (ii) the further assignment of the Seller’s Credit by Hemen to KTL in settlement of the obligation to pay for the New Shares.

(J)	KTL and Bromley have agreed to Hemen's conditions as set forth in Recital (I).

NOW THEREFORE, it is hereby agreed as follows:-

1.	SUBSCRIPTION TO NEW SHARES IN KTL

1.1	Subject to:

(i)	the completion of the transaction set forth in the Acquisition Agreement having taken place;

(ii)	the completion of the sale and delivery of Bulk China by Karpasia to Bromley in accordance with the terms of the MoA; and

(iii)	the completion of the assignment of the Seller's Credit from Karpasia to Hemen as set forth in Clause 0.1 below;

Hemen hereby subscribes for the New Shares at a subscription price of USD 10 per share and shall settle its obligation to pay the subscription amount of USD 31,000,000 by assigning the Seller's Credit to KTL on the Delivery Date pursuant to Clause 2.2 below.

1.2	KTL hereby undertakes to allot the New Shares to Hemen immediately following the effectiveness of the subscription as per Clause 0 above and the payment of the subscription price as set forth herein.

1.3
KTL hereby warrants to Hemen that it will have sufficient unissued shares to issue the New Shares to Hemen as set forth above and that no approval will be required from the shareholders of KTL for the issue of the same to Hemen as per Clause 0 above.

2.	ASSIGNMENT OF SELLER'S CREDIT

2.1
Subject to the completion of the transactions described in Clauses 1.1 (i) and (ii) above, Karpasia hereby agrees to sell, transfer and assign all of its right, title and interest in and to the Seller's Credit, free of any encumbrances, to Hemen on the Delivery Date.

Hemen hereby accepts the foregoing and shall, on the Delivery Date, pay a consideration of USD 31,000,000 to Karpasia by way of a wire transfer to an account nominated by Karpasia for this purpose.

2.2
Subject to the completion of the transactions described in Clauses 1.1 (i), (ii) and (iii) above, Hemen , hereby agrees to sell, transfer and assign all of its right, title and interest in and to the Seller's Credit, free of any encumbrances, to KTL on the Delivery Date.

2.3
Bromley hereby consent to the assignments of the Seller's Credit as set forth in Clauses 0 and 0 above and confirms that completion of the transaction set forth in the MoA shall be considered as its formal acknowledgement thereof.

3.	CONTINUATION OF SELLER'S CREDIT

3.1	Neither Karpasia nor Hemen shall demand payment of the Seller’s Credit and will abide by the terms of this Agreement in obtaining the consideration bargained for in repayment of the Seller’s Credit.

3.2
Karpasia shall not have any claim against, or right to enforce, the Seller’s Credit due to lack of consideration paid by Hemen in connection with Karpasia’s transfer and assignment of the Seller’s Credit to Hemen.

3.3	It is hereby agreed by all parties that the Seller’s Credit shall not bear interest.

3.4	Except as provided herein, no assignment of the Seller’s Credit is permitted and shall be null and void, unless agreed to in writing by KTL and Bromley.

3.5
KTL and Bromley hereby agree that, subject to the completion of the subscription by Hemen of the New Shares and the assignment by Hemen of the Seller's Credit to KTL in settlement thereof, the Seller's Credit shall be considered as an intragroup receivable between KTL and Bromley.

4.	REGISTRATION RIGHTS

4.1
KTL, Hemen and Frontline shall, prior to the Delivery Date, enter into a registration rights agreement (the "Registration Rights Agreement") in respect of the New Shares and the shares to be subscribed for in KTL by Frontline (the "Frontline Shares") pursuant to the Acquisition Agreement, ensuring that the New Shares and the Frontline Shares, at Frontline's request (acting on its own and on Hemen's behalf) following the later of the completion  of the transaction set forth in the Acquisition Agreement and the sale and delivery of Bulk China to Bromley in accordance with the terms of the MOA, will be registered with the SEC and thus become freely tradable on NASDAQ along with KTL's issued shares.

4.2
Hemen acknowledges that the New Shares, when issued, will not be registered under the Securities Act of 1933, as amended, or any other United States state securities laws, and that the New Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended and any applicable United States state securities laws, or pursuant to an applicable exemption therefrom.

5.	PUBLICITY

5.1
Except as otherwise required by applicable law or by the rules of any stock exchange, neither Party will issue a press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby, without the prior written consent of the other Party, which consent shall not be unreasonably withheld.

6.	COSTS

6.1	Each Party shall bear and pay its own costs and expenses in connection with the preparation and execution of this Agreement.

7.	NO WAIVER

7.1
No omission by any Party to exercise or delay in exercising any right, power or remedy provided by law or under this Agreement shall constitute a waiver of such right, power or remedy or any other right, power or remedy or impair such right, power or remedy. No single or partial exercise of any such right, power of remedy shall preclude or impair any other or further exercise thereof or the exercise of any other right, power or remedy provided by law or under this Agreement. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

7.2	No waiver of, or variation or amendment to, this Agreement shall be of any effect unless it is agreed in writing and signed by or on behalf of the Parties.

8.	ASSIGNMENT

8.1
Except as otherwise expressly provided in this Agreement, no Party may without the prior written consent of the other Parties assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

9.	MISCELLANEOUS

9.1
From and after the date of the completion of the transaction contemplated by the Acquisition Agreement, upon the request of a Party, the other Parties will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

9.2
Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use in this Agreement of the term “including” means “including without limitation”. All references to monetary amounts are to the currency of the United States.

9.3
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

9.4	Notwithstanding anything herein to the contrary, if the Acquisition Agreement is terminated, this Agreement shall terminate and be null and void.

9.5
This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both oral and written, of the Parties in connection herewith.

10.	GOVERNING LAW AND DISPUTE RESOLUTION

10.1	This Agreement shall be governed by and construed in accordance with Norwegian law.

10.2	Any dispute arising out of or in connection with this Agreement shall be settled by arbitration in Oslo, Norway in accordance with the provisions of the Norwegian Arbitration Act 2004.

For and on behalf of HEMEN HOLDING LTD. __________________________ Erling Lind as per special authority	For and on behalf of KNIGHTSBRIDGE TANKERS LIMITED __________________________

For and on behalf of KARPASIA SHIPPING INC. __________________________ Erling Lind as per special authority	For and on behalf of KTL BROMLEY INC. __________________________

Exhibit E

REGISTRATION RIGHTS AGREEMENT

This registration rights agreement (the "Agreement") is entered into on this 23rd day of April 2014 by and between:

(1)           KNIGHTSBRIDGE TANKERS LIMITED, a company incorporated in Bermuda (the "Company");

(2)           FRONTLINE 2012 LTD., a company incorporated in Bermuda ("Frontline"); and

(3)           HEMEN HOLDING LTD., a company incorporated in Cyprus ("Hemen" and, together with Frontline, the "Shareholders")

(hereinafter collectively referred to as the "Parties" and, individually, as a "Party").

WHEREAS:

(A)           The Company has, on April 3, 2014, entered into an acquisition agreement with Frontline (the "Acquisition Agreement") pursuant to which the Company will acquire certain assets from Frontline in exchange for 15,500,000 shares of the common stock (the "Frontline Registrable Securities") of the Company, par value $0.01 per share (the "Common Stock").

(B)           The Company, through its wholly owned subsidiary KTL Bromley Inc., has entered into a memorandum of agreement with an affiliate of Hemen, Karpasia Shipping, Inc. ("Karpasia"), dated April 3, 2014 (the "MoA"), pursuant to which Bromley has agreed to acquire the capesize bulk carrier "Bulk China" for a purchase price of $55,000,000 of which $24,000,000 shall be paid in cash and the remainder financed by a seller's credit (the "Seller's Credit").

(C)           The Company will issue 3,100,000 shares of Common Stock (the "Hemen Registrable Securities") to Hemen in order to finance the Seller's Credit.

(D)           The Company, Bromley, Karpasia and Hemen have entered into a subscription and settlement agreement dated April 3, 2014 (the "Subscription Agreement") setting forth the terms applying to Hemen's subscription of the Hemen Registrable Securities.

(E)           In order to induce Frontline to enter into the Acquisition Agreement and Hemen to subscribe to the Hemen Registrable Securities, the Company has agreed to provide the registration rights set forth herein.

NOW THEREFORE, it is hereby agreed as follows:

SECTION 1.  Definitions

As used in this Agreement, the following terms shall have the following meanings:

 “Acquisition Agreement” has the meaning set forth in the preamble hereof.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

“Common Stock” has the meaning set forth in the preamble hereof.

“Company” has the meaning set forth in the preamble hereof.

 “Deferral Notice” has the meaning set forth in Section 3(h) hereof.

“Deferral Period” has the meaning set forth in Section 3(h) hereof.

“Effectiveness Deadline Date” has the meaning set forth in Section 2(a) hereof.

“Effectiveness Period” means the period commencing on the date hereof and ending on the date that all Registrable Securities have (a) been sold or (b) are freely tradable under Rule 144 (without volume restrictions).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Filing Deadline Date” has the meaning set forth in Section 2(a) hereof.

“FINRA” means the Financial Industry Regulatory Authority.

“Frontline 2012” has the meaning set forth in the preamble hereof.

“Frontline Registrable Securities” has the meaning set forth in the preamble hereof.

"Hemen" has the meaning set forth in the preamble hereof.

“Hemen Registrable Securities” has the meaning set forth in the preamble hereof.

“Holder” and “Holders” means a Shareholder and the Shareholders, respectively, and in each case shall include any successor and permitted assign under this Agreement.

“Indemnified Person” has the meaning set forth in Section 6(a) hereof.

“Initial Shelf Registration Statement” has the meaning set forth in Section 2(a) hereof.

“Issue Date” means the later of (i) the date of closing of the transactions contemplated under the Acquisition Agreement and (ii) the date of closing of the transactions contemplated under the MOA and the Subscription Agreement.

“Karpasia” has the meaning set forth in the preamble hereof.

“Material Event” has the meaning set forth in Section 3(h) hereof.

“MOA” has the meaning set forth in the preamble hereof.

“Notice” has the meaning set forth in Section 2(d) hereof.

 “Person” means an individual, partnership, corporation, limited liability company, trust, estate, or unincorporated organization, or other entity, or a government or agency or political subdivision thereof.

“Prospectus” means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A or Rule 415 promulgated under the Securities Act), as amended or supplemented by any amendment, prospectus supplement or any free writing prospectus (as defined in Rule 405 under the Securities Act), including post-effective amendments, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means the Frontline Registrable Securities and the Hemen Registrable Securities.

“Registration Statement” means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

"Seller's Credit" has the meaning set forth in the preamble hereof.

"Shareholder" shall have the meaning set forth in the preamble hereof.

“Shelf Registration Statement” has the meaning set forth in Section 2(a) hereof.

"Subscription Agreement" has the meaning set forth in the preamble hereof.

“Subsequent Shelf Registration Statement” has the meaning set forth in Section 2(b) hereof.

“Transfer” means and includes the act of selling, giving, transferring, creating a trust (voting or otherwise), assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security or any transfer upon any merger or consolidation) (and correlative words shall have correlative meanings); provided, however, that any transfer or other disposition upon foreclosure or other exercise of remedies of a secured creditor after an event of default under or with respect to a pledge, hypothecation or other transfer as security shall constitute a Transfer.

“Well-Known Seasoned Issuer” or “WKSI” has the meaning set forth in Rule 405 under the Securities Act.

“WKSI Shelf Registration Statement” means an automatically effective registration statement for an offering of the Company’s securities to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act filed by the Company with the SEC.

SECTION 2.  Shelf Registration

(a)     The Company shall prepare and file or cause to be prepared and filed with the SEC, as soon as practicable but in any event by the date (the “Filing Deadline Date”) one hundred and eighty (180) days after the Issue Date, a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a “Shelf Registration Statement”) registering the resale from time to time by Holders thereof of all of the Registrable Securities (the “Initial Shelf Registration Statement”).  The Initial Shelf Registration Statement shall be on Form F-3 or another appropriate form permitting registration of such Registrable Securities for resale by such Holders in accordance with the methods of distribution elected by the Holders and set forth in the Initial Shelf Registration Statement.   The Company shall use its commercially reasonable best efforts to cause the Initial Shelf Registration Statement to be declared effective under the Securities Act as promptly as is practicable but in any event by the date (the “Effectiveness Deadline Date”) that is two hundred and forty (240) days after the Issue Date.  Except as otherwise provided herein, the Company shall use its reasonable best efforts to keep the Initial Shelf Registration Statement (or any Subsequent Shelf Registration Statement) continuously effective under the Securities Act until the expiration of the Effectiveness Period.  At the time the Initial Shelf Registration Statement is declared effective, each Holder that provided notice to the Company on or prior to the date ten (10) Business Days prior to such time of effectiveness shall be named as a selling securityholder in the Initial Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of Registrable Securities in accordance with applicable law.

(b)           If the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period , the Company shall use its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty (30) days of such cessation of effectiveness amend the Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration Statement (a “Subsequent Shelf Registration Statement”) covering all of the securities that as of the date of such filing are Registrable Securities.  If a Subsequent Shelf Registration Statement is filed and is not a WKSI Shelf Registration Statement, the Company shall use its reasonable best efforts to cause the Subsequent Shelf Registration Statement to become effective as promptly as is practicable after such filing.

(c)           The Company shall supplement and amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or as otherwise required by the Securities Act.

(d)           Each Holder agrees that if such Holder wishes to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus, it will do so only in accordance with this Section 2(d) and Section 3(h).  Following the date that the Initial Shelf Registration Statement becomes or is declared effective, each Holder wishing to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus agrees to deliver a notice to distribute Registrable Securities pursuant to the Shelf Registration and related prospectus (a “Notice”) to the Company at least five (5) Business Days prior to any intended distribution of Registrable Securities under the Shelf Registration Statement.  Each Holder who elects to sell Registrable Securities pursuant to a Shelf Registration Statement agrees, by submitting such notice to the Company, it will be bound by the terms and conditions of this Agreement.

SECTION 3.  Registration Procedures

In connection with the registration obligations of the Company under Section 2 hereof, during the Effectiveness Period, the Company shall:

(a)           Prepare and file with the SEC a Shelf Registration Statement or Shelf Registration Statements on any appropriate form under the Securities Act available for the sale of the Registrable Securities by the Holders thereof in accordance with the intended method or methods of distribution thereof, and use its reasonable best efforts to cause each such Shelf Registration Statement to become effective and remain effective as provided herein; provided that before filing any Shelf Registration Statement or Prospectus or any amendments or supplements thereto with the SEC (but excluding reports filed with the SEC under the Exchange Act), furnish upon request to counsel for the Holders, if any, copies of all such documents proposed to be filed at least three (3) Business Days prior to the filing of such Shelf Registration Statement or amendment thereto or Prospectus or supplement thereto, or as such shorter period as may be agreed upon by the Holders.

(b)           Subject to Section 3(h), prepare and file with the SEC such amendments and post-effective amendments to each Shelf Registration Statement as may be necessary to keep such Shelf Registration Statement continuously effective for the applicable period specified in Section 2(a); cause the related Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and use its reasonable best efforts to comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such Shelf Registration Statement during the Effectiveness Period in accordance with the intended methods of disposition by the sellers thereof set forth in such Shelf Registration Statement as so amended or such Prospectus as so supplemented.

(c)           As promptly as practicable give notice to the Holders, (i) when any Prospectus, prospectus supplement, Registration Statement or post-effective amendment to a Registration Statement has been filed with the SEC and, with respect to a Shelf Registration Statement or any post-effective amendment, when the same has been declared effective, (ii) of any request, following the effectiveness of the Initial Shelf Registration Statement under the Securities Act, by the SEC or any other federal or state governmental authority for amendments or supplements to any Shelf Registration Statement or related Prospectus or for additional information relating to the Shelf Registration Statement, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Shelf Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (v) of the occurrence of, but not the nature of or details concerning, a Material Event (as defined below) and (vi) of the determination by the Company that a post-effective amendment to a Shelf Registration Statement will be filed with the SEC, which notice may, at the discretion of the Company (or as required pursuant to Section 3(h)), state that it constitutes a Deferral Notice, in which event the provisions of Section 3(h) shall apply.

(d)           Use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Shelf Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale, in either case at the earliest possible moment, and provide immediate notice to each Holder of the withdrawal of any such order.

(e)           As promptly as practicable furnish to each Holder, upon request and without charge, at least one (1) conformed copy of the Registration Statement and any amendment thereto, including exhibits and, if requested, all documents incorporated or deemed to be incorporated therein by reference.

(f)           Deliver to each Holder in connection with any sale of Registrable Securities pursuant to a Registration Statement, without charge, as many copies of the Prospectus relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such persons may reasonably request; and the Company hereby consents (except during such periods that a Deferral Notice is outstanding and has not been revoked) to the use of such Prospectus or each amendment or supplement thereto by each Holder in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in the manner set forth therein.

(g)           Prior to any public offering of the Registrable Securities pursuant to a Shelf Registration Statement, use its reasonable best efforts to register or qualify or cooperate with the Holders, in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing (which request may be included in the Notice and Questionnaire); prior to any public offering of the Registrable Securities pursuant to the Shelf Registration Statement, use its reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period in connection with such Holder’s offer and sale of Registrable Securities pursuant to such registration or qualification (or exemption therefrom) and do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of such Registrable Securities in the manner set forth in the relevant Shelf Registration Statement and the related Prospectus; provided that the Company will not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Agreement or (ii) take any action that would subject it to general service of process or to taxation in any such jurisdiction where it is not then so subject.

(h)           Upon (A) the issuance by the SEC of a stop order suspending the effectiveness of any Shelf Registration Statement or the initiation of proceedings with respect to any Shelf Registration Statement under Section 8(d) or 8(e) of the Securities Act, (B) the occurrence of any event or the existence of any fact (a “Material Event”) as a result of which any Shelf Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the occurrence or existence of any pending corporate development that, in the reasonable discretion of the Company, makes it appropriate to suspend the availability of any Shelf Registration Statement and the related Prospectus:

(i)           in the case of clause (B) above, subject to the next sentence, as promptly as practicable prepare and file, if necessary pursuant to applicable law, a post-effective amendment to such Shelf Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document that would be incorporated by reference into such Shelf Registration Statement and Prospectus so that such Shelf Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and such Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Shelf Registration Statement, subject to the next sentence, provided such post-effective amendment is not a WKSI Shelf Registration Statement, use its reasonable best efforts to cause it to be declared effective as promptly as is practicable, and

(ii)           give notice to the Holders that the availability of the Shelf Registration Statement is suspended (a “Deferral Notice”) and, upon receipt of any Deferral Notice, each Holder agrees not to sell any Registrable Securities pursuant to the Shelf Registration Statement until such Holder’s receipt of copies of the supplemented or amended Prospectus provided for in clause (i) above, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus.

The Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed (x) in the case of clause (A) above, as promptly as is practicable, (y) in the case of clause (B) above, as soon as, in the sole judgment of the Company, public disclosure of such Material Event would not be prejudicial to or contrary to the interests of the Company or, if necessary to avoid unreasonable burden or expense, as soon as practicable thereafter, and (z) in the case of clause (C) above, as soon as, in the reasonable discretion of the Company, such suspension is no longer appropriate.  The Company shall be entitled to exercise its right under this Section 3(h) to suspend the availability of any Shelf Registration Statement or any Prospectus (the “Deferral Period”); provided that the aggregate duration of any Deferral Periods shall not exceed 30 days in any three month period or 90 days in any twelve (12) month period.

(i)           If reasonably requested in writing in connection with a disposition of Registrable Securities pursuant to a Shelf Registration Statement, make reasonably available for inspection during normal business hours by a representative for the Holders of such Registrable Securities, any broker-dealers, underwriters, attorneys and accountants retained by such Holders, and any attorneys or other agents retained by a broker-dealer or underwriter engaged by such Holders, all relevant financial and other records and pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate officers, directors and employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours on reasonable notice all relevant information reasonably requested by such representative for the Holders, or any such broker-dealers, underwriters, attorneys or accountants in connection with such disposition, in each case as is customary for similar “due diligence” examinations; provided that such persons shall first agree in writing with the Company that any information that is reasonably designated by the Company as confidential at the time of delivery of such information shall be kept confidential by such persons and shall be used solely for the purposes of exercising rights under this Agreement, unless (i) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities, (ii) disclosure of such information is required by law (including any disclosure requirements pursuant to federal securities laws in connection with the filing of any Shelf Registration Statement or the use of any Prospectus referred to in this Agreement), (iii) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by any such person or (iv) such information becomes available to any such person from a source other than the Company and such source is not bound by a confidentiality agreement; and provided further that the foregoing inspection and information gathering shall, to the greatest extent possible, be coordinated on behalf of all the Holders and the other parties entitled thereto by a representative selected by a majority of Registrable Securities being sold by such Holders pursuant to such Shelf Registration Statement.  Any person legally compelled or required by administrative or court order or by a regulatory authority to disclose any such confidential information made available for inspection shall provide the Company with prompt prior written notice of such requirement so that the Company may seek a protective order or other appropriate remedy.

(j)           Comply with all applicable rules and regulations of the SEC and make generally available to its securityholders earning statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) for a 12-month period commencing on the first day of the first fiscal quarter of the Company commencing after the effective date of a Shelf Registration Statement, which statements shall be made available no later than 45 days after the end of the 12-month period or 90 days if the 12-month period coincides with the fiscal year of the Company.

(k)           Cooperate with each Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities sold or to be sold pursuant to a Shelf Registration Statement, which certificates shall not bear any restrictive legends, and registered in such names as such Holder may request in writing at least two (2) Business Days prior to any sale of such Registrable Securities.

(l)           If requested, provide the transfer agent for the Common Stock with printed certificates for the Registrable Securities that are in a form eligible for deposit with The Depository Trust Company.

(m)           Cooperate and assist in any filings required to be made with the Financial Industry Regulatory Authority (“FINRA”).

(n)           In the case of a Shelf Registration Statement involving an underwritten offering, the Company shall enter into such customary agreements (including, if requested, an underwriting agreement in reasonably customary form) and take all such other action, if any, as Holders of a majority of the Registrable Securities being sold or any managing underwriters reasonably shall request in order to facilitate any disposition of Registrable Securities pursuant to such Shelf Registration Statement, including, without limitation, (i) using its reasonable best efforts to cause its counsel to deliver an opinion or opinions in reasonably customary form, (ii) using its reasonable best efforts to cause its officers to execute and deliver all customary documents and certificates and (iii) using its reasonable best efforts to cause its independent public accountants to provide a comfort letter or letters in reasonably customary form; provided that with respect to clause (i), (ii) and (iii), the Company shall be reimbursed by Holders of the Registrable Securities being sold for the reasonable expenses incurred in connection with its obligations under this Section 3(n).

SECTION 4.  Holder’s Obligations

Each Holder agrees, by acquisition of the Registrable Securities, that no Holder shall be entitled to sell any of such Registrable Securities pursuant to a Registration Statement or to receive a Prospectus relating thereto unless such Holder has furnished the Company with a Notice as required pursuant to Section 2(d) hereof and the information set forth in the next sentence.  Each Holder agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Holder not misleading and any other information regarding such Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request.  Any sale of any Registrable Securities by any Holder shall constitute a representation and warranty by such Holder that the information relating to such Holder and its plan of distribution is as set forth in the Prospectus delivered by such Holder in connection with such disposition, that such Prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to or provided by such Holder or its plan of distribution and that such Prospectus does not as of the time of such sale omit to state any material fact relating to or provided by such Holder or its plan of distribution necessary to make the statements in such Prospectus, in the light of the circumstances under which they were made, not misleading.  Each Holder further agrees, by acquiring Registrable Securities, that it will not take any action that would result in the Company being required to file with the SEC under Rule 433(d) a free writing prospectus (as defined in Rule 405 under the Securities Act) prepared by or on behalf of such Holder that otherwise would not be required to be filed by the Company thereunder but for the action of such Holder.

SECTION 5.  Registration Expenses

The Company shall bear all fees and expenses incurred in connection with the performance by the Company of its obligations under Sections 2 and 3 of this Agreement whether or not any Shelf Registration Statement becomes or is declared effective.  Such fees and expenses shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with FINRA and (y) of compliance with federal and state securities or Blue Sky laws (including, without limitation, reasonable fees and disbursements of counsel to Holders, if any, in connection with Blue Sky qualifications of the Registrable Securities under the laws of such jurisdictions as Holders of a majority of the Registrable Securities being sold pursuant to a Shelf Registration Statement may designate up to a maximum amount of $25,000)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company), (iii) duplication expenses relating to copies of any Shelf Registration Statement or Prospectus delivered to any Holders hereunder, (iv) fees and disbursements of counsel for the Company in connection with any Shelf Registration Statement, (v) reasonable fees and disbursements of the registrar and transfer agent for the Common Stock and (vi) any Securities Act liability insurance obtained by the Company in its sole discretion.  In addition, subject to Section 3(n), the Company shall pay the internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing by the Company of the Registrable Securities on any securities exchange on which similar securities of the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company.  Notwithstanding the provisions of this Section 5, each seller of Registrable Securities shall pay selling expenses, including any underwriting discount and commissions, all registration expenses to the extent required by applicable law and, except as otherwise provided herein, fees and expenses of counsel to such seller.

SECTION 6.  Indemnification and Contribution

(a)           Indemnification by the Company.  Upon the registration of the Registrable Securities pursuant to Section 2 hereof, the Company shall  indemnify and hold harmless each Holder and each underwriter, selling agent or other securities professional, if any, which facilitates the disposition of Registrable Securities, and each of their respective officers and directors and each person who controls such Holder, underwriter, selling agent or other securities professional within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being sometimes referred to as an “Indemnified Person”) against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Shelf Registration Statement under which such Registrable Securities are to be registered under the Securities Act, or any Prospectus contained therein or furnished by the Company to any Indemnified Person, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company hereby agrees to reimburse such Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such Indemnified Person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Shelf Registration Statement or Prospectus, or amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by such Indemnified Person expressly for use therein.

(b)           Indemnification by the Holders and any Agents and Underwriters.  Each Holder agrees, as a consequence of the inclusion of any of such Holder’s Registrable Securities in such Shelf Registration Statement, and each underwriter, selling agent or other securities professional, if any, which facilitates the disposition of Registrable Securities shall agree, as a consequence of facilitating such disposition of Registrable Securities, severally and not jointly, to (i) indemnify and hold harmless the Company, its directors, officers who sign any Shelf Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which the Company or such other persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such Shelf Registration Statement or Prospectus, or any amendment or supplement, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Holder, underwriter, selling agent or other securities professional expressly for use therein, and (ii) reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)           Notices of Claims, Etc.  Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify such indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under the indemnification provisions of or contemplated by subsection (a) or (b) above.  In case any such action shall be brought against any indemnified party and it shall notify an indemnifying party of the commencement thereof, such indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party shall not be liable to such indemnified party under this Section 6 for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.  No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)           Contribution.  If the indemnification provided for in this Section 6 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations including, but not limited to, the timeliness of the notice given as required by Section 6(c).  The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation (even if the Holders or any underwriters, selling agents or other securities professionals or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The obligations of the Holders and any underwriters, selling agents or other securities professionals in this Section 6(d) to contribute shall be several in proportion to the percentage of principal amount of Registrable Securities registered or underwritten, as the case may be, by them and not joint.

(e)           Notwithstanding any other provision of this Section 6, in no event will any (i) Holder be required to undertake liability to any person under this Section 6 for any amounts in excess of the dollar amount of the proceeds to be received by such Holder from the sale of such Holder's Registrable Securities (after deducting any fees, discounts and commissions applicable thereto) pursuant to any Shelf Registration Statement under which such Registrable Securities are to be registered under the Securities Act and (ii) underwriter, selling agent or other securities professional be required to undertake liability to any person hereunder for any amounts in excess of the discount, commission or other compensation payable to such underwriter, selling agent or other securities professional with respect to the Registrable Securities underwritten by it and distributed to the public.

(f)           The obligations of the Company under this Section 6 shall be in addition to any liability which the Company may otherwise have to any Indemnified Person and the obligations of any Indemnified Person under this Section 6 shall be in addition to any liability which such Indemnified Person may otherwise have to the Company.  The remedies provided in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity.

SECTION 7.  Information Requirements

The Company covenants that, if at any time before the end of the Effectiveness Period the Company is not subject to the reporting requirements of the Exchange Act, it will cooperate with any Holder and take such further reasonable action as any Holder may reasonably request in writing (including, without limitation, making such reasonable representations as any such Holder may reasonably request), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act and customarily taken in connection with sales pursuant to such exemption.  Upon the written request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with such filing requirements, unless such a statement has been included in the Company’s most recent report filed pursuant to Section 13 or Section 15(d) of Exchange Act.  Notwithstanding the foregoing, nothing in this Section 7 shall be deemed to require the Company to register any of its securities (other than the Registrable Securities) under any section of the Exchange Act.

SECTION 8.  Underwritten Registrations

The Holders of Registrable Securities covered by a Shelf Registration Statement who desire to do so may sell such Registrable Securities to an underwriter in an underwritten offering for reoffering to the public.  If any of the Registrable Securities covered by any Shelf Registration Statement are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will administer the offering will be selected by the Holders of a majority of such Registrable Securities included in such offering, subject to the consent of the Company (which shall not be unreasonably withheld or delayed), and such Holders shall be responsible for all underwriting commissions and discounts and any transfer taxes in connection therewith.  No person may participate in any underwritten registration hereunder unless such person (i) agrees to sell such person’s Registrable Securities on the basis reasonably provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

SECTION 9.  Miscellaneous

(a)           No Conflicting Agreements.  The Company is not, as of the date hereof, a party to, nor shall it, on or after the date of this Agreement, enter into, any agreement with respect to its securities that conflicts with the rights granted to the Holders in this Agreement.  The Company represents and warrants that the rights granted to the Holders hereunder do not in any way conflict with the rights granted to the holders of the Company’s securities under any other agreements.

(b)           Amendments and Waivers.  The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of a majority of Registrable Securities.  Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Registration Statement; provided that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence. Notwithstanding the foregoing, this Agreement may be amended by written agreement signed by the Company and the Shareholders, without the consent of the Holders of Registrable Securities, to cure any ambiguity or to correct or supplement any provision contained herein that may be defective or inconsistent with any other provision contained herein, or to make such other provisions in regard to matters or questions arising under this Agreement that shall not adversely affect the interests of the Holders of Registrable Securities.  Each Holder of Registrable Securities outstanding at the time of any such amendment, modification, supplement, waiver or consent or thereafter shall be bound by any such amendment, modification, supplement, waiver or consent effected pursuant to this Section 9(b), whether or not any notice, writing or marking indicating such amendment, modification, supplement, waiver or consent appears on the Registrable Securities or is delivered to such Holder.

(c)           Notices.  All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, by telecopier, by courier guaranteeing overnight delivery or by first-class mail, return receipt requested, and shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by facsimile, (iii) one (1) Business Day after being deposited with such courier, if made by overnight courier or (iv) on the date indicated on the notice of receipt, if made by first-class mail, to the parties as follows:

(i)	if to the Company, to:

Knightsbridge Tankers Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attn:  Georgina Sousa

with copies to:

Ola Lorentzon
Floragatan 20
SE-11431 Stockholm
Sweden

and

Gary Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004

(ii)	if to Frontline 2012, to: Frontline 2012 Ltd. c/o Frontline Management AS P.O.Box 1327 – Vika N-0112 Oslo Norway Att.: Inger M. Klemp
(iii)	if to Hemen, to: Hemen Holding Ltd. c/o Seatankers Management Co. Ltd. P.O.Box 53562 Limassol CY-3399 Cyprus Att.: Dimitris Hannas
or to such other address as such person may have furnished to the other persons identified in this Section 9(c) in writing in accordance herewith.

(d)           Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto as hereinafter provided.  Except as expressly provided in this Section 9(d), the rights and obligations of the parties hereto cannot be assigned and any purported assignment or Transfer to the contrary shall be void ab initio.  No Person may be assigned any rights under this Agreement by any Holder unless the Company is given written notice by the assigning party stating the name and address of the assignee, identifying the securities of the Company as to which the rights in question are being assigned, and providing a detailed description of the nature and extent of the rights that are being assigned; provided, however, that no such assignment shall be effective until (x) the Company and each other party hereto (or their assignees) receive the written notice pursuant to this Section 9(e) and (y) the assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including the provisions of this Section 9(d).

(e)           Counterparts.  This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute one and the same agreement.

(f)           Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(g)           Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(h)           Submission to Jurisdiction  Except as set forth below, no proceeding, claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company hereby consents to the jurisdiction of such courts and personal service with respect thereto. THE COMPANY AND EACH HOLDER HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT. The Company and each Holder agree that a final judgment in any such proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts in the jurisdiction of which such party is or may be subject, by suit upon such judgment.

(i)           Agent for Service of Process.  The Company irrevocably appoints Gary J. Wolfe of Seward & Kissel LLP as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 9(c), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

(j)           Severability.  If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, and the parties hereto shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law.

(k)           Entire Agreement.  This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Registrable Securities.  Except as provided in the Acquisition Agreement and the Subscription Agreement, there are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Registrable Securities.  This Agreement supersedes all prior agreements and undertakings among the parties with respect to such registration rights.

(l)           Termination.  This Agreement and the obligations of the parties hereunder shall terminate upon the end of the Effectiveness Period, except for any liabilities or obligations under Section 4, 5 or 6 hereof, each of which shall remain in effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Knightsbridge Tankers Limited
By:	_________________________________ Name: Title:

Frontline 2012 Ltd.
By:	_________________________________ Name: Title:

Hemen Holding Ltd.
By:	_________________________________ Name: Title:

Exhibit F

VLCCF - Knightsbridge Tankers Limited and Frontline 2012 Ltd. agree to create the leading US listed Capesize company with a fleet of 39 modern vessels.

Knightsbridge Tankers Limited (Nasdaq: VLCCF) ("Knightsbridge") and Frontline 2012 Ltd. ("Frontline 2012") today announced that they have agreed to combine Frontline 2012's remaining fleet of 25 fuel efficient vessels with  Knightsbridge. The newbuildings have expected deliveries between September 2014 and September 2016, with five vessels delivering in 2014, 14 vessels in 2015 and six vessels in 2016. Knightsbridge recently acquired five Capesize newbuildings from Frontline 2012 and one vessel from Hemen Holding Ltd. ("Hemen"). The combination of Knightsbridge and Frontline 2012 Capesize fleet will create the leading US listed Capesize company with a unique fleet of 39 modern vessels.

Under the agreement in principle, the exchange ratio for the acquisition and share issuance will be based on NAV using March 31, 2014 broker values. The Knightsbridge/Frontline 2012 exchange ratio will be 44%/56%. Accordingly, Knightsbridge has agreed to issue 62.0 million shares to Frontline 2012. The closing will be executed in two stages, with 31.0 million shares expected to be issued around September 15, 2014 and 31.0 million shares around March 15, 2015. Following the issuance of the shares, Knightsbridge will have 111 million shares outstanding. Including the Knightsbridge shares already owned by Frontline 2012 and Hemen, Frontline 2012 will own 70%, other existing Knightsbridge shareholders 27% and Hemen 3% of Knightsbridge.

It is expected that Frontline 2012 will distribute its shares in Knightsbridge to its shareholders over time.

The transaction is subject to execution of definitive documentation, normal closing conditions and regulatory approvals.  The transaction will also be subject to consent from Knightsbridge's shareholders to increase the Company's authorized share capital to enable and approve the issuance of the new shares to Frontline 2012.

The net remaining estimated Capex of the 25 Capesize newbuildings is $894 million. Assuming average debt of around $33 million per vessel the newbuilding program in Knightsbridge is expected to be fully financed. The Knightsbridge's Board of Directors will seek to optimize Knightsbridge's capital structure following the transaction to achieve cash breakeven rates below $15,000 per day.

The Knightsbridge Board of Directors will seek to grow the Company's dividend per share as the dry bulk market recovers and newbuildings commence operation.

Commenting on the transaction, Ola Lorentzon, Chief Executive Officer of Knightsbridge, stated:  "The Frontline 2012 transaction will be a transformative step for the Company  and will make us the leading US listed Capesize owner. With a fleet of 39 modern vessels, of which 34 are "Eco design" fuel efficient vessels, which could achieve higher time charter equivalent earnings than existing vessels in any market situation and a targeted breakeven rate below $15,000 per day, we are setting the groundwork to be in a unique position to benefit from an expected dry bulk market recovery. As the market recovers we expect this transaction to be highly accretive to our cash flow per share and give us the ability to pay high dividend to our shareholders."

The Chairman of Frontline 2012, John Fredriksen, said:  "We are very pleased to be able to enter into this transaction with Knightsbridge for the remaining Capesize fleet of 25 newbuidings, which is in line with our strategic plan of creating pure plays in different shipping segments through consolidation, divestments and spin offs."

FORWARD LOOKING STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
April 24, 2014

Questions should be directed to:

Contacts:

Ola Lorentzon: Chairman, Knightsbridge Tankers Limited, + 46 703 998886
Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited, +47 23 11 40 76

SK 22362 0043 1473472